      Filed by Vari-L Company, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to rule 14a-12(b)
Subject Company: Sirenza Microdevices, Inc.
Commission File No. 333-102-099

FOR IMMEDIATE RELEASE:	NEWS
April 28, 2003	OTC-VARL

VARI-L COMPANY ANNOUNCES ADJOURNMENT OF
SPECIAL MEETING OF SHAREHOLDERS

DENVER, Colorado — Vari-L Company, Inc. (OTCBB:VARL), a leading provider of advanced components for the wireless telecommunications industry, announced that the shareholders present at its special meeting held today have approved a motion to adjourn the special meeting of shareholders until May 5, 2003 at 11:00 a.m. MDT at Vari-L’s offices at 4895 Peoria St., Denver, Colorado. The purpose of the special meeting is to vote upon the sale of substantially all of Vari-L’s tangible and intangible assets to a wholly owned subsidiary of Sirenza Microdevices, Inc. (Nasdaq-SMDI) and the subsequent dissolution of Vari-L. Vari-L has adjourned the special meeting to permit further solicitation of proxies in order to establish a quorum and to obtain additional votes in favor of the asset sale and the subsequent dissolution of Vari-L.

Vari-L, whose shareholders are widely dispersed, believes that the additional time provided by this adjournment will allow it to obtain the votes necessary to approve the asset sale and the subsequent dissolution of Vari-L. The approval of the asset sale and the subsequent dissolution of Vari-L each require the affirmative vote of the holders of 3,626,047 shares of Vari-L’s common stock, which represent a majority of the outstanding shares as of the March 7, 2003 record date for the special meeting. As of April 28, 2003 at 2:10 p.m., Vari-L had received proxies for approximately 3.26 million shares in favor of the asset sale and the subsequent dissolution of Vari-L and approximately 92,000 shares against such proposals.

Vari-L mailed proxy statements to all shareholders of record on or about April 4, 2003 and encourages shareholders to complete and return the enclosed proxy card prior to the date of the adjourned meeting.

“We strongly encourage shareholders to carefully consider the proposals described in the proxy statement and to cast their vote on the enclosed proxy card whether or not they plan to attend the special meeting,” said Chuck Bland, CEO of Vari-L. “If shareholders do not return their proxy cards or instruct their brokers how to vote or vote in person at the meeting, then the effect will be a vote against the asset sale.”

On December 2, 2002, Vari-L announced a definitive agreement to sell substantially all of its assets to Sirenza. The transaction is subject to several closing conditions, including the approval of Vari-L shareholders. The boards of both companies have approved the transaction.

About Sirenza Microdevices, Inc.

Sirenza Microdevices, Inc., an ISO 9001:2000-certified manufacturer headquartered in Sunnyvale, California, with design centers throughout the U.S., is a leading supplier of high-performance RF components for the wireless and wireline telecommunications markets. The company’s product lines include amplifiers, power amplifiers, discrete devices, RF signal processing components, fiber optic components, and high-performance multi-component modules (MCMs) for transmit and receive applications. Product information may be found on Sirenza’s website at www.sirenza.com.

About Vari-L Company

Headquartered in Denver, Vari-L designs, manufactures and markets wireless communications components that generate or process radio frequency (RF) and microwave frequency signals. Vari-L’s products are used in commercial infrastructure equipment (including GSM/cellular/PCS base stations and repeaters, fixed terminal point to point/multi-point,) consumer subscriber products (advanced cellular/PCS/satellite handsets), and military/aerospace platforms (satellite communications/telemetry, missile guidance, electronic warfare, electronic countermeasures, battlefield communications). Vari-L serves a diverse customer base of the world’s leading technology companies, including Agilent Technologies, Ericsson, Harris, Hughes Network Systems, Lockheed Martin, Lucent Technologies, Microwave Data Systems, Marconi, Motorola, Netro, Nokia, Raytheon, Textron, Siemens, and Solectron.

Forward Looking Statements

Some of the statements in this news release are “forward looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on a number of assumptions by us about the future, usually based on current conditions or on the broader expectations of others. These assumptions may or may not prove to be correct and, as a result, our own forward-looking statements may also be inaccurate. On the other hand, based on what we know today and what we expect in the future, we believe that the forward-looking statements we make in this report are reasonable. In most cases, when we use words like “believe,” “expect,” “estimate,” “anticipate,” “project,” “plan,” or “predict” to describe something which has not yet occurred, we are making a forward-looking statement.

We cannot list here all of the risks and uncertainties that could cause our actual future financial and operating results to differ materially from our historical experience and our present expectations or projections but we can identify many of them. For example, our future results could be affected by the overall market for various types of wireless communications products, the success of the specific products into which our products are integrated, governmental action relating to wireless communications, licensing and regulation, the accuracy of our internal projections as to the demand for certain types of technological innovation, competitors’ products and pricing, the success of new product development efforts, the timely release for production and the delivery of products under existing contracts, the ultimate outcome of pending and threatened litigation and regulatory action as well as those factors discussed in our Form 10-K for the year ended June 30, 2002. Our future results could also be affected by risks and uncertainties related to the proposed transaction with Sirenza, including whether such transaction is approved by Vari-L’s shareholders and can be completed and the timing of the closing of such transaction, the amount of additional loans that we incur under our bridge loan facility with Sirenza and whether the $5.3 million credit facility will be adequate to fund the Company’s operations, whether Sirenza will exercise its rights under the loan agreement in the event of default such as the right to accelerate the obligation to repay the loans outstanding, whether the costs of completing the transaction exceed management’s estimates, and the reaction of our customers, vendors and distributors to proposed transaction. It is also important to remember that forward-looking statements speak only as of the date when they are made and we do not promise that we will publicly update or revise those statements whenever conditions change or future events occur. Accordingly, we do not recommend that any person seeking to evaluate our company should place undue reliance on any forward-looking statement in this report.

Additional Information and Where to Find It

The proxy statement/prospectus regarding the proposed sale of substantially all of the assets and assumption of specified liabilities of Vari-L was mailed on or about April 4, 2003 to Vari-L shareholders of record on March 7, 2003. Investors and security holders of Vari-L are urged to read the proxy statement/prospectus and any other relevant materials filed by Sirenza or Vari-L with the SEC because they contain, or will contain, important information about Sirenza, Vari-L and the transaction. Investors and security holders may obtain free copies of the proxy statement/prospectus and any other relevant materials filed by Sirenza or Vari-L with the SEC at the SEC’s website at www.sec.gov. Free copies of these documents may also be obtained from Sirenza or Vari-L. Sirenza and Vari-L and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Vari-L in favor of the transaction. Information regarding Sirenza’s and Vari-L’s executive officers and directors and a description of employment agreements and other interests of Sirenza’s and Vari-L’s executive officers and directors in the matters to be voted upon by the Vari-L shareholders are available in the proxy statement/prospectus.

In addition to the registration statement on Form S-4 filed by Sirenza in connection with the transaction, and the proxy statement/prospectus to be mailed to the shareholders of Vari-L in connection with the transaction, Sirenza and Vari-L each file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Sirenza and Vari-L with the SEC are also available for free at the SEC’s website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from Sirenza or Vari-L.

CONTACTS:

Vari-L Company, Inc.		Pfeiffer High Public Relations, Inc.
Chuck Bland, President and CEO		Jay Pfeiffer
Rick Dutkiewicz, CFO		303/393-7044
303/371-1560		jay@pfeifferhigh.com
www.vari-l.com		www.pfeifferhigh.com